FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                  Chief Financial Officer
                  Teva Pharmaceutical Industries Ltd
                  (011) 972-2-589-2840

                Bill Fletcher
                  President and CEO
                  Teva North America.
                  (215) 591-8800

                Dorit Meltzer
                  Director, Investor Relations
                  Teva Pharmaceutical Industries Ltd.
                  (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION
FOR CONVERTIBLE DEBENTURES

Jerusalem, Israel, February 5, 2004 - Teva Pharmaceutical Industries Limited (Nasdaq: TEVA) announced today that the underwriters of the recently completed public offering of convertible debentures of Teva Pharmaceutical Finance II, LLC ("Teva Finance"), a special purpose finance subsidiary, have exercised their option to purchase an additional $94.45 million in aggregate principal amount of debentures. Specifically, the underwriters will purchase an additional $60 million in principal amount of 0.50% Series A Convertible Senior Debentures due 2024 and an additional $34.45 million in principal amount of 0.25% Series B Convertible Senior Debentures due 2024. Accordingly, an aggregate of $1.094 billion of principal amount of debentures will have been issued. The closing of the over-allotment option is scheduled for February 9, 2004.

The offering was made by a group of underwriters led by Lehman Brothers Inc., Credit Suisse First Boston LLC and Citigroup Global Markets Inc. Lehman Brothers was the sole book-running manager.

A registration statement relating to the debentures has been declared effective by the Securities and Exchange Commission. Offers and sales of the debentures may be made only by the related prospectus and prospectus supplement, which may be obtained from Lehman Brothers, 745 Seventh Avenue, New York, NY 10013.

This announcement shall not constitute an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of the above described securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
Name: Dan Suesskind
Title: Chief Financial Officer

Date: February 5, 2004